May 12, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-12-11

QUATERRA ACQUIRES BUTTE VALLEY COPPER PROSPECT IN NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. today announced the acquisition of the Butte Valley porphyry copper prospect, located in eastern Nevada about 40 miles north of Ely in north-central White Pine County. The Company has acquired approximately forty-five square miles of mineral rights by optioning and staking a total of 1,483 unpatented U.S. lode claims.

Butte Valley was discovered in the 1960s through the drilling of a large magnetic anomaly. The sulfide system, which covers an area of at least two square miles, is totally blind and is buried below approximately 2,000 feet of gravels and a gravity slide block. Seventeen widely spaced holes were drilled, the last in 1980. Multiple targets exist, but one of the most compelling is a high-grade copper-magnetite skarn that could be present in reactive rocks below the level of historic drilling.

Quaterra plans a comprehensive program of data compilation and geophysics to define targets for several deep drill holes, both within and adjacent to the area of historic drilling.

“The Butte Valley prospect fits our acquisition profile,” says Quaterra’s President and CEO Tom Patton. “It is a large, partially explored porphyry copper system in a mining-friendly state with well-developed infrastructure, and we have the opportunity to gain 100% ownership. The property is prospective for both high-grade skarn and chalcocite-enriched porphyry copper mineralization.”

Quaterra initially acquired 41 unpatented lode mining claims covering the core of known mineralization from a prospecting syndicate and staked additional claims. The Company can earn a 100% interest in the claims by making annual payments totaling US$1 million over a 10-year period and paying a 2.5% NSR royalty on production from these claims and contiguous claims staked by Quaterra. One per cent of the royalty may be purchased at any time by paying $1 million to the syndicate.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2755 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.